UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

Unit 304-3, No.19, Wanghai Road, Siming District

Xiamane, Fujian, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Definitive Agreements

On March 17, 2026, Meiwu Technology Company Limited’s (the “Company”) entered into a certain securities purchase agreement with certain investors for the purchase and sale of an aggregate of 6,999,996 of the Company’s ordinary shares, no par value each (the “Shares”) at a purchase price of $2.00 per Share in a registered direct offering.

The Company also agreed to issue to the same investors warrants (the “Warrants”) to purchase up to 6,999,996 ordinary shares at an exercise price of $2.00 per share. The Warrants will have a 1-year term from the date of issuance. In addition, the Warrant holders may also effect a “zero exercise price” option at any time while the Warrants are outstanding. Under the zero exercise price option, the holder of Warrants will receive up to 12 ordinary shares of the Company for each Warrant exercised cashleslly if the Warrant holders choose to.

The aggregate gross proceeds to the Company for this offering are expected to be approximately $14 million. The transaction is expected to close on or about March 18, 2026, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-292111) previously filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) and became effective by on February 24, 2026. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

Forward-Looking Statements

Certain statements in this current report on Form 6-K are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

	By:	/s/ Zhichao Yang
Zhichao Yang
Chief Executive Officer

Date: March 17, 2026